Exhibit 99.1

ACQUISITION AND FUNDING AGREEMENT

THIS AGREEMENT dated the 6th day of January, 2010

B E T W E E N:

NEW GOLD INC., a corporation incorporated under the laws of the Province of British Columbia (hereinafter referred to as “New Gold”),

-and-

DATAWAVE SCIENCES INC., a corporation incorporated under the laws of the British Virgin Islands (hereinafter referred to as “Datawave”),

-and-

INVERSIONES EL MORRO LIMITADA, a corporation incorporated under the laws of Chile, (hereinafter referred to as “Finco”),

(Finco, New Gold and Datawave collectively the “New Gold Entities”)

-and-

GOLDCORP INC., a corporation incorporated under the laws of the Province of Ontario, (hereinafter referred to as “Goldcorp”).

WHEREAS:

A.	Datawave is an indirect wholly-owned subsidiary of New Gold.

B.	Datawave is a shareholder of Sociedad Contractual Minera El Morro, a contractual mining company incorporated under the laws of Chile (the “Company”).

C.
The authorized capital of the Company consists of 30,000 shares, of which 21,000 shares (the “Xstrata Shares”) are registered in the name of Xstrata Copper Chile S.A. (“Xstrata”) and 9,000 shares are registered in the name of Datawave.

D.
Xstrata, Datawave, Finco and the Company are parties to an agreement entitled El Morro Shareholders Agreement made as of November 5, 2008 (the “Shareholders Agreement”) pursuant to which the parties thereto have provided for the manner in which their relationship and the affairs of the Company shall be governed.

E.
On October 11, 2009, in accordance with Section 10.4 of the Shareholders Agreement, Xstrata provided notice to Datawave (the “ROFR Notice”) of the receipt of a bona fide written offer (the “Offer”) from Barrick Gold Corporation (“Barrick”) which Xstrata is willing to accept, to purchase all the Rights and Interests (as defined in the Shareholders Agreement) of Xstrata in the Company being the Xstrata Shares, the Carried Funding Loans and the Shareholder Loans (as defined in the Shareholders Agreement) (collectively, the “Xstrata Rights”). In addition to the Xstrata Rights, the Offer includes an offer to purchase the Feasibility Study and Xstrata’s interest in the BHP Royalty (as defined in the Offer, and collectively, the “Unrelated Assets”), all in accordance with the terms of a draft sale agreement appended to the Offer, to be entered into between Xstrata and Barrick (the “Xstrata Sale Agreement”).

F.
Datawave has entered into a side letter (the “Side Letter”) with Xstrata pursuant to which Xstrata has agreed that if Datawave exercises its rights to acquire the Xstrata Rights, Xstrata will sell the Feasibility Study to the Company for US$100 concurrently with the closing of the transaction to acquire the Xstrata Rights.

G.
In accordance with Section 10.4 of the Shareholders Agreement, Datawave has 60 business days upon receipt of the ROFR Notice to determine whether to exercise its right of first refusal provided for in Section 10.4 of the Shareholders Agreement (the “Datawave ROFR”). Datawave is required to provide notice of exercise of the Datawave ROFR no later than January 7, 2010 (the “ROFR Expiry Date”).

H.
Goldcorp has agreed to provide certain funds to Datawave in order to facilitate the acquisition by a subsidiary of Datawave of the Xstrata Rights and Unrelated Assets provided Datawave agrees to transfer to Goldcorp all of the issued outstanding shares in the capital of the subsidiary of Datawave that will hold the Xstrata Rights and Unrelated Assets together with any intercompany debt of such subsidiary in accordance with the terms and conditions provided in this Agreement.

NOW THEREFORE, in consideration of the mutual covenants and premises contained herein and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereby agree as follows:

ARTICLE 1
INTERPRETATION

1.1           Agreement

Where used herein, the term "Agreement" means this Acquisition and Funding Agreement including the schedules hereto.

1.2           Computation of Time Periods and Business Days

In this Agreement, in the computation of periods of time from a specified date to a later specified date, unless otherwise expressly stated, the word “from” means “from but excluding” and the words “to” and “until” each mean “to and including”, and “Business Day” means a day other than Saturday or Sunday on which Canadian chartered banks are open for transactions of domestic business in Toronto, Ontario.

1.3           Singular, Plural, etc.

As used herein, each gender shall include all genders, and the singular shall include the plural and the plural shall include the singular as the context shall require.

1.4           Currency

Unless otherwise expressly stated, any reference herein to any sum of money shall be construed as a reference to lawful currency of the United States of America.

1.5           Time

Unless otherwise expressly stated, any reference herein to time shall be construed as a reference to the local time in Vancouver, British Columbia.

1.6           Person

In this Agreement, the word “person” means an individual, corporation, body corporate, partnership, joint venture, association, trust or unincorporated organization or entity, governmental authority or any trustee, executor, administrator or other legal representative thereof.

1.7           Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein and each party hereby irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of Ontario.

1.8           Entire Agreement

This Agreement and the Data Sub Share Purchase Agreement (as hereinafter defined) constitute the entire agreement between the New Gold Entities and Goldcorp in connection with the acquisition and funding herein provided and supersedes all prior agreements, whether oral or written, between the New Gold Entities and Goldcorp in respect of the transactions contemplated hereby other than the Confidentiality Agreement dated December 9, 2009 entered into between New Gold and Goldcorp.

1.9           Severability

If any one or more of the provisions of this Agreement shall be invalid, illegal or unenforceable in any jurisdiction, the validity, legality and enforceability of such provision in any other jurisdiction and the validity, legality and enforceability of any other provision hereof shall not in any way be affected or impaired.

ARTICLE 2
ACQUISITION AND FUNDING AGREEMENT

2.1           Xstrata Transaction

        2.1.1           Datawave

Immediately upon execution of this Agreement, Datawave agrees to proceed as follows:

(a)
Datawave will exercise the Datawave ROFR by delivering to Xstrata, on or prior to the ROFR Expiry Date, an exercise notice in accordance with the provisions of Section 10.4(2) of the Shareholders Agreement in the form set out as Schedule “A” (the “Datawave Notice”) advising Xstrata of Datawave’s intention to acquire the Xstrata Rights and confirming its desire that the Company acquire the Feasibility Study as set out in the Side Letter and offering to purchase Xstrata’s 70% interest in the BHP Royalty (the “70% BHP Royalty”) all on the terms and conditions set out in the Offer.  The Xstrata Rights, the Feasibility Study and, if and only if the foregoing offer to purchase is accepted by Xstrata, the 70% BHP Royalty, are referred to collectively as the “Xstrata Interest”.

(b)
as soon as practicable after delivery of the Datawave Notice, Datawave shall settle the form of sale agreement for the Xstrata Interest, substantially on the terms of the draft agreement appended to the Offer, and enter into such agreement (the “Datawave Purchase Agreement”) with Xstrata;

(c)	Datawave will incorporate a new subsidiary (“Data Sub”) in Chile or such other jurisdiction requested by Goldcorp and approved by Datawave;

(d)
immediately following the execution of the Datawave Purchase Agreement by Datawave and the incorporation of Data Sub, Datawave shall assign to Data Sub, and shall cause Data Sub to acquire and assume, all Datawave’s right and interest in and to the Datawave Purchase Agreement and shall provide written notice of such assignment to Xstrata in accordance with the provisions of the Datawave Purchase Agreement;

(e)
as soon as practicable after delivery of the notice of assignment to Xstrata as provided in paragraph (d) above, (i) Datawave shall request that Xstrata enter into a restated Datawave Purchase Agreement in order to incorporate Data Sub as the buyer under the Datawave Purchase Agreement, or (ii) alternatively at the request of Goldcorp, Datawave shall make such other requests as Goldcorp and Datawave agree may be necessary or desirable in connection with such assignment; and

(f)
upon satisfaction by Goldcorp of its obligations under subsection 2.1.2 below and the satisfaction of the conditions set out in subsection 2.1.3, Datawave will cause Data Sub to complete the acquisition of the Xstrata Interest in accordance with the provisions of the Datawave Purchase Agreement (the “Xstrata Transaction”).

2.1.2           Goldcorp Commitment to Advance the Loan Amount

Subject to the satisfaction of the conditions precedent set out in subsection 2.1.3 below, Goldcorp will loan to Data Sub the amount of US$465,000,000, less US$2,000,000 in the event the 70% BHP Royalty is not included in the Xstrata Interest, (the “Loan Amount”) immediately prior to the completion of the Xstrata Transaction. Data Sub will use the Loan Amount exclusively for the purpose of completing the Xstrata Transaction.  Goldcorp shall, unless otherwise agreed in writing by Datawave and Goldcorp, pursuant to a written direction from Data Sub, pay the Loan Amount directly to Xstrata in accordance with the payment procedures and at the time and date required for the payment of the purchase price set out in the Datawave Purchase Agreement.

2.1.3           Conditions precedent for the Advance of the Loan Amount

The obligation of Goldcorp to advance the Loan Amount is subject to the following conditions precedent:

(a)	Datawave shall have incorporated Data Sub and exercised the Datawave ROFR;

(b)
Datawave and Xstrata shall have entered into, executed and delivered the Datawave Purchase Agreement and Datawave shall have assigned to Data Sub the Datawave Purchase Agreement and provided written notice of such assignment to Xstrata in accordance with the Datawave Purchase Agreement and shall have delivered an executed copy of such agreement and the assignment to Goldcorp;

(c)
Datawave shall provide to Goldcorp the payment instructions received by Datawave from Xstrata in connection with the payment of the Purchase Price under the Datawave Purchase Agreement, as soon as possible following receipt thereof by Datawave and shall notify Goldcorp of the date of closing under the Datawave Purchase Agreement at least two (2) Business Days prior to such date;

(d)	Data Sub shall have delivered a demand promissory note (the “Note”) in favour of Goldcorp in the form attached to this Agreement as Schedule “B” evidencing the Loan Amount;

(e)
Datawave shall have executed and delivered to Goldcorp a guarantee of the obligations of Data Sub under the Note, together with a pledge of all of the issued and outstanding shares of Data Sub (the “Pledge”), which creates a first priority security interest in such shares with recourse under the guarantee limited to realization under the Pledge, and such steps, as may reasonably be taken, shall have been taken to cause Data Sub to grant a first priority security interest in all of Data Sub’s assets, each in form and substance satisfactory to Goldcorp and its counsel, acting reasonably and all steps necessary or desirable to register such documents or actions necessary to ensure the priority and the enforceability of such documents and in respect of the security in the assets of Data Sub, such steps as may be reasonably taken, shall have been effected; and

(f)
each New Gold Entity shall have delivered a certificate of an officer of such New Gold Entity, respectively, certifying that their respective representations and warranties set forth in this Agreement and the Datawave Purchase Agreement, as applicable, are true, accurate, and correct as of the date of the advance of the Loan Amount and that each New Gold Entity has fulfilled and/or performed, when required, all of its obligations contained in this Agreement to be fulfilled and/or performed on or before the date of the advance of the Loan Amount.

2.2           Data Sub Share Transaction

2.2.1           Acquisition of Data Sub by Goldcorp

Subject to the terms and conditions of this Agreement, conditional on and forthwith upon completion of the Xstrata Transaction and the registration pursuant to Chilean law of the Xstrata Shares in favour of Data Sub, Datawave and Goldcorp shall enter into an agreement substantially in the form set out as Schedule “C” (the “Data Sub Share Purchase Agreement”) pursuant to which Datawave shall transfer and assign to Goldcorp (or a subsidiary of Goldcorp designated by Goldcorp), and Goldcorp (or a subsidiary of Goldcorp designated by Goldcorp) shall purchase and acquire from Datawave, all of the issued and outstanding shares in the capital of Data Sub (the “Data Sub Shares”), together with all intercompany indebtedness of Data Sub with any other entity in the New Gold group of companies, if any, free and clear of all encumbrances, other than encumbrances in favour of Goldcorp (the “Data Sub Share Transaction”). The purchase price for the Data Sub Shares and the intercompany debt, if any, shall be the amount of US$100 (the “Purchase Price”) and shall be satisfied by Goldcorp as set out in the Data Sub Share Purchase Agreement.

2.2.2           Payment

Contempareneously with the Closing of the Data Sub Share Transaction, Goldcorp shall pay an entity to be determined by New Gold, the sum of US$50,000,000, the structuring of such payment to be mutually agreed by Goldcorp and New Gold.

2.3           Structure

        The parties agree that the structure as set out herein may be amended at the request of Goldcorp or New Gold (i) in order to facilitate tax planning; or (ii) if it is necessary to ensure that the benefit of the representations and warranties made by Xstrata in the Datawave Purchase Agreement is retained by Data Sub following the closing of the Data Sub Share Transaction provided in each case that such restructuring is consented to by the other party, such consent not to be unreasonably withheld.

2.4           Completion

         For the avoidance of doubt, the completion of the Xstrata Transaction and the Data Sub Share Transaction shall, to the extent possible, be consecutive transactions with closing of the Data Sub Share Transaction to take place immediately following the closing of the Xstrata Transaction on the same Business Day. The closing of the Xstrata Transaction and the Data Sub Share Transaction is expected to occur no later than February 15, 2010, or such other date as mutually agreed in writing between the New Gold Entities and Goldcorp and, in respect of the Xstrata Transaction, as is acceptable to Xstrata.

        The parties agree that in the event that Xstrata defaults on its obligations pursuant to the Datawave Purchase Agreement, in a manner which either expressly or as a result of the effect of such default prevents the closing of the Xstrata Transaction, or in the event that a court order or similar prohibition from a governmental authority in a relevant jurisdiction is in place which prohibits the closing of the Xstrata Transaction, Data Sub shall not be required to close the Xstrata Transaction, nor shall Goldcorp be required to fund the Loan Amount until such time as the default is remedied or such court order or prohibition is removed in order that the closing can take place.  In such event, the obligations of the parties set out in this Agreement shall continue in full force and effect and the parties agree to co-operate with one another to facilitate the closing of the Xstrata Transaction in an expeditious manner; provided that if the closing of the Xstrata Transaction has not occurred on or before twelve months from the occurrence of the relevent event and Datawave is able to terminate the Datawave Purchase Agreement, then either New Gold or Goldcorp may terminate this Agreement upon written notice to the other.

2.5           Covenants of Datawave

        In connection with the Xstrata Transaction and the Data Sub Share Transaction, Datawave and New Gold hereby agree as follows:

(a)
Datawave shall not agree to any provision in, nor shall it agree to any amendment after execution to, the Datawave Purchase Agreement, or waive any of the conditions of closing set out in the Datawave Purchase Agreement which would cause the principal terms of the Datawave Purchase Agreement to deviate materially from the principal terms of the Xstrata Sale Agreement, without the prior written consent of Goldcorp;

(b)
Datawave shall provide Goldcorp for review and comment all documents, agreements, certificates and any other instruments to be entered into or delivered by any of Datawave or Xstrata in connection with the entering into and the completion of the Xstrata Transaction;

(c)
Datawave shall not amend, supplement, modify or replace, or agree to amend, modify, supplement or replace without the prior written consent of Goldcorp any of the Shareholders Agreement and the Loan Documents (as defined in the Datawave Purchase Agreement) except as expressly provided herein;

(d)
In the event that any of the New Gold Entities is or has been at any time, whether before or after the date of this Agreement, granted access to confidential information of the Company in connection with negotiating and/or pursuing the Xstrata Transaction, such entity will use commercially reasonable efforts to procure that Goldcorp is granted access to such confidential information of the Company on substantially the same terms and conditions;

(e)
Datawave and New Gold shall cause each of the New Gold Entities to use all commercially reasonable efforts to obtain any and all necessary consents and approvals as may be required for the purchase of the Xstrata Interest; and

(f)
Datawave and New Gold shall cause each of the New Gold Entities to use all commercially reasonable efforts to obtain any and all necessary consents and approvals as may be required to effect the transactions set out in the Data Sub Share Purchase Agreement.

2.6           Mutual Co-Operation

(a)
The parties covenant to co-operate in all reasonable respects and to use their commercially reasonable efforts to ensure the successful completion of the Transactions, as defined below, on the terms contemplated by this Agreement, the Datawave Purchase Agreement and the Data Sub Share Purchase Agreement.  Each of the parties shall use its commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and co-operate with the other party in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner reasonably practicable, the Transactions, as defined below.  Without limiting the foregoing, neither party will take, or cause to be taken, or do, or cause to be done, anything which would be reasonably likely to impair the likelihood of consummation of the Transactions as defined below.

(b)
Except as required by any applicable law, each of the New Gold Entities and Goldcorp shall keep strictly confidential and shall not make any disclosure concerning the other or of information supplied by the other for inclusion in any document (the “Transaction Document”), requested by a securities regulatory commission or other regulatory authority relating to the transactions contemplated by this Agreement (the “Transactions”), except with the prior written consent of the other.

(c)	Wherever any consent or approval of a party is required under this Agreement, such consent or approval shall not be unreasonably withheld, conditioned or delayed.

(d)
Each of the New Gold Entities and Goldcorp shall promptly cure, or cause to be cured, any defects in the execution and delivery of this Agreement or any of the other agreements, instruments or documents contemplated hereby or executed pursuant hereto and execute and deliver, or cause to be executed and delivered, all such agreements, instruments and other documents as the other party, acting reasonably, may consider necessary or desirable for the foregoing purposes and make all necessary filings and recordings for the foregoing purposes.

2.7           Consent of New Gold Entities

         Each of the New Gold Entities consents to the transfer by Data Sub, following completion of the Data Sub Share Transaction, of the 70% BHP Royalty, if applicable, the Shareholder Loans and the Carried Funding Loans to an indirect wholly-owned subsidiary of Goldcorp.  Goldcorp and the New Gold Entities agree to amend the Shareholders Agreement and the Carried Funding Agreement as required to reflect any such transfer.

ARTICLE 3
COVENANTS OF GOLDCORP

3.1           Construction Decision Guarantee

         Contemporaneously with the completion of the Data Sub Share Transaction as provided in this Agreement, Goldcorp shall execute and deliver a construction decision guarantee to New Gold substantially in the form set out as Schedule “D”.

3.2           Capital Contributions And Carried Funding Loans

Contemporaneously with the completion of the Data Sub Share Transaction as provided in this Agreement, Goldcorp and the applicable New Gold Entities will amend the Shareholders Agreement and the Carried Funding Loan Agreement (as defined in the Shareholders Agreement) as follows:

(a)	The Carried Funding Amount shall be increased from 70% to 100% and any reference in the Carried Funding Loan documents to a $600,000,000 limit shall be deleted; and

(b)
The Carried Funding Interest Rate shall be the 7-year US Treasury Bond rate existing on the earlier of (i) the date of announcement of a construction decision; or (ii) December 31, 2010, in each case plus 187 basis points.

For purposes of this Section 3.2, unless otherwise provided, each capitalized term shall have the meaning given to such term in the Carried Funding Loan Agreement.

ARTICLE 4
COVENANTS OF DATAWAVE

4.1           Positive Covenants

From and after the date of this Agreement, Datawave covenants and agrees until completion of the Transactions as contemplated in subsection 2.4 as follows:

(a)
Keep Proper Books. It shall keep accurate and complete books of account and records in which full and current entries shall be made of all financial transactions, assets and business of Data Sub and permit representatives of Goldcorp access thereto at all reasonable times to inspect such books and records and to make extracts therefrom or copies thereof;

(b)
Use of Proceeds. It shall use the Loan Amount exclusively for the purpose and in the manner set out in Section 2.1.2 and shall obtain such releases from existing security holders and other third parties as may be necessary or desirable for this purpose;

(c)
Maintain Corporate Existence. It shall preserve and maintain its corporate existence and that of Data Sub and all of their respective rights, privileges, and other authority necessary for the conduct of its business;

(d)
Comply with Agreements. It shall and shall cause Data Sub to comply in all material respects with the Shareholders Agreement, the Datawave Purchase Agreement, the Carried Funding Loan Agreement, the Shareholder Loans, the Side Letter and all other obligations required to implement the Transactions;

(e)
Comply with Laws. It shall cause Data Sub to comply in all material respects with all laws, regulations and orders applicable to Data Sub and its properties and assets and duly observe all material requirements of governmental authorities and all statutes and regulations, relating to its business and affairs;

(f)
Perform all Obligations. It shall observe and perform all of its obligations and cause all matters and things necessary or expedient to be done, in order to preserve, protect and maintain all the rights of Goldcorp under this Agreement; and

(g)	Notify Goldcorp. It shall notify Goldcorp promptly in writing of:

(i)	any proceeding or litigation against New Gold, Datawave or Data Sub which could have a material and adverse effect on the Transactions;

(ii)	any material adverse change in the financial position or operations of the Company; and

(iii)	a breach of, or non-compliance with, any term, condition or covenant contained in this Agreement or any other document required or referred to hereunder.

4.2           Negative Covenants

         From and after the date of this Agreement, until the completion of the Transactions as contemplated in subsection 2.4, Datawave shall not do any of the following, without the prior written consent of Goldcorp:

(a)
Issue Interests.  From and after the incorporation of Data Sub, issue any interest in Data Sub or its capital or any rights, warrants or options to acquire any interest in Data Sub or its capital or enter into any agreement to do any of the foregoing other than Datawave capitalizing the Loan Amount for the purpose of enabling Data Sub to fulfill its obligations under the Datawave Purchase Agreement;

(b)
Create Security Interest. Make any assignment, create, assume or suffer to exist any security interest, mortgage, pledge, encumbrance, assignment, lien or charge of any kind upon the Data Sub Shares or any property of Data Sub, except as contemplated in subsection 2.1.3(e);

(c)
Consolidate, Merge, etc. Take any step, act or proceeding, including, but not limited to, any sale or disposition of any property or assets of Datawave or Data Sub, for the purposes of or leading to the consolidation, amalgamation, merger, liquidation, dissolution or winding-up of Datawave or Data Sub;

(d)
File Changes to Constating Documents.  Amend or revoke the constating documents or by-laws of Datawave or Data Sub in whole or in part or enact any additional by-law if the result of such activity will have an adverse or detrimental effect on Goldcorp or the transactions contemplated by this Agreement;

(e)	Affiliate of New Gold. Cease to be an affiliate of New Gold;

(f)
No Liabilities or Assets. From and after the incorporation of Data Sub, it shall cause Data Sub not to incur, assume or acquire any liabilities or assets, other than the Xstrata Interest and the borrowing of the Loan Amount and grant of security in connection therewith, as contemplated by this Agreement; or

(g)	Operations of the Company. It shall not vote for or agree in any manner whatsoever to do, or cause to be done, any of the matters prohibited by Section 8.6 of the Xstrata Sale Agreement.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES

5.1           Representations and Warranties of New Gold Entities

Each of the New Gold Entities hereby represents and warrants to Goldcorp as follows and acknowledges that Goldcorp is relying on such representations and warranties without independent inquiry in entering into this Agreement:

(a)	It is duly incorporated and validly subsisting under the laws of its jurisdiction of formation;

(b)	It has full power and authority to enter into this Agreement and to perform its obligations under this Agreement and any other instrument or agreement required or referred to hereunder;

(c)
All acts and proceedings on its part necessary for the authorization, execution, delivery and performance of this Agreement and any other instrument or agreement required or referred to hereunder have been duly taken, or will have been duly taken prior to the completion of the Transactions;

(d)
Each of this Agreement and any other instrument or agreement required or referred to hereunder has been, or at the time of completion of the Transactions, will have been, duly authorized, executed and delivered by it and constitutes, or will, at the time of completion of the Transactions constitute, a legal, valid and binding obligation enforceable against it in accordance with its terms, subject to bankruptcy, insolvency, arrangement and the laws generally affecting the enforceability of creditors’ rights (other than those pertaining to fraudulent assignments and preferences) and the availability, in the discretion of a court of competent jurisdiction, of equitable remedies;

(e)
The execution, delivery and performance of this Agreement by it and the consummation of the transactions contemplated hereby will not (i) violate any provision of its constating or governance documents; (ii) except as otherwise set forth in this Agreement, require it to obtain any consent, approval or action of, or make any filing with or give any notice to, any governmental authority having jurisdiction or any other person pursuant to any instrument, contract or other agreement to which it is a party or by which it is bound; (iii) conflict with, result in any material breach or violation of any of the terms and conditions of, or constitute (whether with notice or lapse of time or both) a default under, any instrument, contract or other agreement to which it is a party or by which it is bound; (iv) violate any order, judgment or decree against, or binding upon, it or upon its respective securities, properties or businesses; or (v) violate any law or regulation of its country of organization or any other country in which it maintains its principal office;

(f)	Datawave is the registered and beneficial owner of 9,000 shares in the capital of the Company, which constitute 30% of all of the issued and outstanding shares in the Company; and

(g)	It is in material compliance with all of its obligations under the Shareholders Agreement, the Carried Funding Loan Agreement, the Shareholder Loans, and the Side Letter.

5.2           Survival

The representations and warranties made by the New Gold Entities in this Agreement shall survive the completion of the Transactions and shall continue in full force and effect for a period on one (1) year thereafter. Any claim for indemnity for a breach or any representation or warranty in this Agreement or in any agreement or document delivered pursuant hereto must be made within the expiry period of the representation or warranty in question.

5.3           Representations and Warranties of Goldcorp

         Goldcorp represents and warrants to the New Gold Entities as follows, and acknowledges that the New Gold Entities are relying thereon without independent inquiry in entering into this Agreement:

(a)	Goldcorp is a corporation duly amalgamated and validly existing under the laws of the Province of Ontario;

(b)	Goldcorp has full power and authority to enter into this Agreement and perform its obligations under this Agreement and any other instrument or agreement required or referred to hereunder;

(c)
All acts and proceedings on the part of Goldcorp necessary for the authorization, execution, delivery and performance of this Agreement and any other instrument or agreement required or referred to hereunder have been duly taken;

(d)
Each of this Agreement and any other instrument or agreement required or referred to hereunder has been or at the time of the completion of the Transactions will have been duly authorized, executed and delivered by Goldcorp and constitutes or will at the time of completion of the Transactions constitute a legal, valid and binding obligation of Goldcorp, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency, arrangement and the laws generally affecting the enforceability of creditors’ rights (other than those pertaining to fraudulent assignments and preferences) and the availability, in the discretion of a court of competent jurisdiction, of equitable remedies;

(e)
The execution, delivery and performance of this Agreement by Goldcorp and the consummation of the transactions contemplated hereby will not (i) violate any provision of its constating or governance documents; (ii) except as otherwise set forth in this Agreement, require it to obtain any consent, approval or action of, or make any filing with or give any notice to, any governmental authority having jurisdiction or any other person pursuant to any instrument, contract or other agreement to which it is a party or by which it is bound; (iii) conflict with, result in any material breach or violation of any of the terms and conditions of, or constitute (whether with notice or lapse of time or both) a default under, any instrument, contract or other agreement to which it is a party or by which it is bound; (iv) violate any order, judgment or decree against, or binding upon, it or upon its respective securities, properties or businesses; or (v) violate any law or regulation of its country of organization or any other country in which it maintains its principal office; and

(f)
There is no matter, litigation, tax claim, proceeding or dispute pending or, to the knowledge of Goldcorp, threatened against or affecting Goldcorp or its property, the adverse determination of which might materially and adversely affect Goldcorp’s ability to perform its obligations hereunder.

5.4           Survival of Representations and Warranties

The representations and warranties made by Goldcorp in this Agreement shall survive the completion of the Transactions and shall continue in full force and effect for a period on one (1) year thereafter. Any claim for indemnity for a breach or any representation or warranty in this Agreement or in any agreement or document delivered pursuant hereto must be made within the expiry period of the representation or warranty in question.

ARTICLE 6
INDEMNITY

6.1           Indemnity

Each of the New Gold Entities on one part, and Goldcorp on the other part, hereby indemnifies and saves the other party, its directors, officers, employees and agents harmless from and against any claims, demands, actions, causes of actions, damages, losses, and liabilities which may be made or brought against or suffered or incurred as a result of, in respect of or arising out of any incorrectness in or breach of any representation or warranty or covenant set out herein, such indemnity to survive the termination hereof.

ARTICLE 7
MISCELLANEOUS

7.1           Costs and Expenses

Each party shall be responsible for all costs and expenses incurred by such party in connection with the Transactions.

7.2           Counterparts

This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which, taken together, shall constitute one and the same instrument. Delivery of an executed counterpart of this Agreement by facsimile transmission or by electronic delivery in portable document format (“.pdf”) or tagged image file format (“.tif”), shall be equally effective as delivery of a manually executed counterpart thereof.  Any party delivering an executed counterpart by facsimile shall also deliver a manually executed counterpart of this Agreement, but failure to do so shall not affect the validity, enforceability, or binding effect hereof.

7.3           Further Assurances

Each of the parties agrees to promptly do, make, execute, deliver or cause to be done, made, executed or delivered all such further acts, documents and things as the other party may reasonably require for the purpose of giving full force and effect to this Agreement.

7.4           Time of the Essence

Time shall be of the essence of this Agreement.

7.5           No Partnership

Nothing in this Agreement shall be deemed to constitute a partnership or joint venture among the parties hereto. No party shall have the right to incur any debts or make any commitments for any other party.

7.6           Notices

         All notices given hereunder must be in writing and may be delivered by personal delivery, facsimile transmission or electronic mail to the following address or to such other address or addresses as each Party advises the other Party in writing from time to time and shall be effective upon the date of delivery, if delivered during the recipient’s normal business hours, or on the next Business Day if delivered after the recipient’s normal business hours:

(a)	To Goldcorp:

Goldcorp Inc.
Suite 3400-666 Burrard Street
Vancouver, British Columbia
V6C 2X8
	Attention:	Charles Jeannes, President and CEO
	Facsimile:	604 696-3001
	Email:	chuck.jeannes@goldcorp.com

With a copy (which shall not constitute notice) to:

Goldcorp Inc.
Suite 3400-666 Burrard Street
Vancouver, British Columbia
V6C 2X8
	Attention:	David Deisley, Vice President, General Counsel
	Facsimile:	604 696-3001
	Email:	david.deisley@goldcorp.com

and

Cassels Brock & Blackwell LLP
2100 Scotia Plaza
40 King Street West
Toronto, Ontario
M5H 3C2
	Attention:	Paul Stein
	Facsimile:	(416) 350-6949
	Email:	pstein@casselsbrock.com

(b)	To the New Gold Entities:

c/o New Gold Inc.
Suite 3100-666 Burrard Street
Vancouver, British Columbia
V6C 2X8
	Attention:	Corporate Secretary
	Facsimile:	604-494-4110
	Email:	susan.toews@newgold.com

With a copy to:

Lawson Lundell
Suite 1600, Cathedral Place
925 West Georgia Street
Vancouver, British Columbia
V6C 3L2
Attention:	Neil Marshall
Facsimile:	(604) 669-1620
Email:	nmarshall@lawsonlundell.com

7.7           Assignment

This Agreement shall be binding upon and enure to the benefit of Goldcorp and the New Gold Entities and their respective successors and assigns. Other than as expressly provided in this Agreement, neither party may assign or transfer its respective rights hereunder without the prior written consent of the other party, which consent may be withheld for any or no reason. Notwithstanding the foregoing, Goldcorp may assign its rights and obligations (other than the Construction Decision Guarantee) in whole or part, under this agreement to a direct or indirect wholly-owned subsidiary of Goldcorp, upon delivery of written notice thereof to the New Gold Entities, provided that no such assignment will relieve Goldcorp of any of its obligations hereunder.

7.8           Remedies

The parties hereto agree that, in the event of any breach or threatened breach of this Agreement by one of the parties, the parties will also be entitled, without the requirement of posting a bond or other security, to equitable relief, including specific performance, provided such party is not in material default of the breach or threatened breach. Such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available at law or equity to each of the parties.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first above written.

NEW GOLD INC.
Per:	“Susan Toews”
Name: Susan Toews
Title: Corporate Secretary
Per:
Name:
Title:

DATAWAVE SCIENCES INC.
Per:	“Susan Toews”
Name: Susan Toews
Title: Corporate Secretary
Per:
Name:
Title:

GOLDCORP INC.
Per:	“Charles Jeannes”
Name: Charles Jeannes
Title: President & CEO
Per:	“Lindsay Hall”
Name: Lindsay Hall
Title: EVP & CFO

INVERSIONES EL MORRO LIMITADA
Per:	“Mark Petersen”
Name: Mark Petersen
Title: VP Exploration
Per:	“Pablo Mir”
Name: Pablo Mir
Title: Legal Representative

SCHEDULE “A”

FORM OF ROFR NOTICE

[LETTERHEAD OF DATAWAVE SCIENCES INC.]

January ●, 2010

Xstrata Copper Chile S.A.

M. Sanchez, Fontecilla 310

Level 4-Las Condes

Santiago, Chile

Attention:  Carlos Prat, Legal Affairs Manager

Fax 56 2478 2240

Sociedad Contractual Minera El Morro

M. Sanchez, Fontecilla 310

Level 4-Las Condes

Santiago, Chile

Attention:  Carlos Prat, Legal Affairs Manager

Fax: 56 2478 2240

Dear Sirs:

Right of First Refusal under Clause 10.4 of the El Morro Shareholders Agreement dated November 5, 2008 (the “Shareholders Agreement”)

With reference to the Notice of Offer dated October 11, 2009 made by Xstrata Copper Chile S.A. (“Xstrata”) under clause 10.4 of the Shareholders Agreement, we hereby give notice under clause 10.4(2) of the Shareholders Agreement that we desire to purchase all of the Offered Interests in accordance with the terms of the Third Party Offer referenced in the Notice of Offer.

With respect to the Unrelated Assets included in the Third Party Offer:

1.
we confirm that, pursuant to the letter agreement dated December 31, 2009 between Xstrata Copper and us, Xstrata will sell all its right, title and interest in the Feasibility Study to El Morro SCM for US$100, concurrently with the completion of the acquisition of the Offered Interests; and

2.	we hereby offer to purchase the 70% BHP Royalty for the purchase price of US$2,000,000, as set out in the draft Sale Agreement appended to the Notice of Offer.

Please acknowledge receipt of this notice and whether you accept the offer in item 2 above in the space indicated below and return a signed copy of this notice to the undersigned.  We will then prepare a revised form of Sale Agreement based upon the draft Sale Agreement appended to the Notice of Offer and reflecting this notice.  We propose that the Completion of the subject sale and purchase occur 15 Business Days after execution of the Sale Agreement.

Also, we would like to undertake due diligence in accordance with clause 8.7 of the draft Sale Agreement and ask that you contact Hannes Portmann at 416-324-6014 in order to make appropriate arrangements.

If you have any questions relating to this notice, please contact the undersigned.

Yours very truly,

DATAWAVE SCIENCES INC.

______________________________________

Brian Penny, Director

We hereby acknowledge and confirm receipt of the within notice and accept the offer referred to in item 2 above.

XSTRATA COPPER CHILE S.A.

By ___________________________________

SCHEDULE “B”

FORM OF PROMISSORY NOTE

DEMAND NOTE

For good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the undersigned (the “Maker”) hereby agrees with [Barbco] (the “Holder”) as follows:

1.                             Promise to Pay

The Maker promises to pay to or to the order of the Holder on demand at Suite 3400-666 Burrard Street, Vancouver, British Columbia, V6C 2X8, or at such other place as the Holder may designate to the Maker in writing, the principal amount of $465,000,000 (the “Principal”), and interest thereon and on any overdue interest, after demand and both before and after judgment on the daily outstanding balance thereof at LIBOR plus 2% per annum.

2.                             Acquisition and Funding Agreement

This note is granted pursuant to the acquisition and funding agreement between New Gold Inc., the Maker and the Holder and Inversiones El Morro Limitada dated January 6, 2010 (the “Agreement”) and is subject to the terms thereof.  In the event of any conflict between this note and the Agreement, the Agreement will prevail.

5.                             Application of Payments

Any amount paid in satisfaction of any indebtedness under this note shall be applied in satisfaction of any accrued and unpaid interest and then in satisfaction of outstanding Principal.

6.                             Waiver of Formalities

The Maker hereby waives presentment, notice of dishonour and protest.

7.                             Waivers Generally

No waiver of any right or remedy of the Holder hereunder shall be effective unless made in writing and signed by the Holder and any waiver granted by the Holder shall be effective only to the extent and in the circumstances specified therein.  No failure, delay or omission by the Holder to exercise or enforce any rights or remedies under this note or any security collateral hereto shall constitute a waiver thereof or of any other rights or remedies of the Holder.

8.                             Successors, Assigns and Governing Law

This note shall enure to the benefit of and be binding upon the respective successors and assigns of the Maker and the Holder and shall be governed by and construed in accordance with the laws of the Province of Ontario.

Dated as of  ●, 2010.

[CHILECO]

By                                                                                                                                    c/s

Authorized Signing Officer

SCHEDULE “C”

FORM OF DATA SUB SHARE PURCHASE AGREEMENT

[DATA SUBCO] SHARE PURCHASE AGREEMENT

THIS AGREEMENT is made this ●th day of ●, 2010;

BETWEEN:

[BARBCO], a corporation incorporated under the laws of Barbados (the “Purchaser”)

- and -

DATAWAVE SCIENCES INC., a corporation incorporated under the laws of the British Virgin Islands (the “Seller”)

RECITALS:

1.
The Seller is the legal and beneficial owner of all of the issued and outstanding shares in the capital of [Data Sub], a corporation existing under the laws of Chile (the “Purchased Subsidiary”).  The Seller is a wholly owned subsidiary of New Gold Inc.

2.
Pursuant to a sale agreement between the Seller and Xstrata Copper Chile S.A. (“Xstrata”) dated January ●, 2010, as assigned to the Purchased Subsidiary on ●, 2010 (the “Xstrata Sale Agreement”), the Purchased Subsidiary acquired 21,000 shares in the capital of Sociedad Contractual Minera El Morro (“El Morro”), a corporation existing under the laws of Chile, which constitute a 70% interest in the capital of El Morro (“El Morro Shares”) together with the Carried Funding Loans and the Shareholder Loans (as defined in the Xstrata Sale Agreement).

3.
Pursuant to the Xstrata Sale Agreement, the Purchased Subsidiary will acquire the Carried Funding Loans, the Shareholder Loans and, if the offer to purchase is accepted by Xstrata, a 70% interest in the BHP Royalty, which together with the El Morro Shares are hereinafter collectively referred to as the “El Morro Interest”.

4.	The Purchaser desires to acquire from the Seller, and the Seller desires to transfer to the Purchaser, the Purchased Subsidiary.

IN CONSIDERATION of the premises and the mutual agreements in this Agreement, and of other consideration (the receipt and sufficiency of which are acknowledged by each Party), the Parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1   Definitions

In this Agreement,

“affiliate”, “body corporate” and “subsidiary” have the respective meanings ascribed to those terms by the Ontario Business Corporations Act and the regulations thereunder on the date hereof;

“Agreement” means this share purchase agreement and all attached schedules, in each case as the same may be supplemented, amended, restated or replaced from time to time in accordance with its terms;

“Applicable Laws” means any Canadian or foreign (including British Virgin Islands or Chilean) federal, provincial, state, local or municipal statute, law (including the common law), ordinance, rule having the force of law, regulation, by-law (zoning or otherwise) or Order or rule of any stock exchange or securities commission, that applies in whole or in part to the Purchaser, the Seller, New Gold, the Purchased Subsidiary, the Purchased Shares or to El Morro;

“Books and Records” means all books and records owned by or in the possession or control of the Seller pertaining to the Purchased Subsidiary and El Morro Interest and their respective businesses;

“Business Day” means a day other than a Saturday or Sunday, on which Canadian chartered banks are open for the transaction of domestic business in Toronto, Ontario and Vancouver, British Columbia;

“Closing” means the completion of the sale to and purchase by the Purchaser of the Purchased Shares and the completion of all other transactions contemplated by this Agreement which are to occur contemporaneously with the purchase and sale of the Purchased Shares;

“Closing Date” means the date of this Agreement;

“Closing Document” means any document delivered by any of the Parties on the date hereof as provided in or pursuant to this Agreement;

“Closing Time” means ● Toronto time on the Closing Date or such other time on the Closing Date as the Parties agree in writing that the Closing shall take place

 “Contract” means any agreement, indenture, contract, lease, royalty or similar entitlement, deed of trust, option, instrument or other commitment entered into by a Party up to the Closing Date;

“El Morro” has the meaning given to such term in recital 2 of this Agreement;

“El Morro Interest” has the meaning given to such term in recital 3 of this Agreement;

“El Morro Shares” has the meaning given to such term in recital 2 of this Agreement;

“Encumbrance” means any encumbrance of any kind whatever (registered or unregistered) and whether contingent or otherwise and includes a security interest, mortgage, lien, hypothec, pledge, hypothecation, assignment, charge, security or security interest;

“Equity Securities” means all shares and all other securities of a body corporate of any kind or class which confer on the holders thereof one or more of the following rights:

(a)	to vote for the election of directors either under all circumstances or in certain circumstances whether or not such circumstances exist or have occurred; or

(b)	to receive the remaining property of the body corporate upon dissolution; or

(c)	to receive any dividend or similar distribution from the body corporate;

and includes (i) any securities of a body corporate which are convertible into, exchangeable for or that carry a right to purchase one or more such shares or other securities of such body corporate, and (ii) any options, rights, warrants or subscription privileges issued or granted by a body corporate (whether or not currently exercisable or exercisable on conditions) to acquire one or more of such shares or other securities or such convertible securities of such body corporate;

“generally accepted accounting principles” or “GAAP” means the current accounting principles recommended by the Canadian Institute of Chartered Accountants in the “CICA Handbook” at the relevant time, or in the event that the matter is not covered in the CICA Handbook, principles having general acceptance among accounting professionals at the particular time;

“Governmental Authority” means any Canadian or foreign (including British Virgin Islands or Chilean) government whether federal, provincial, state or municipal and any governmental agency, governmental authority, governmental tribunal, court, governmental commission (including a securities commission) of any kind whatsoever, any subdivision, agency, commission, board or authority of any of the foregoing or any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the amount of any of the foregoing or any stock exchange or securities commission, having jurisdiction;

“Indebtedness” means on any date in respect of any Person, without duplication and, except as provided in paragraph (iii) below, without regard to any interest component thereof (whether actual or imputed) that is not due and payable, (i) all indebtedness for borrowed money, (ii) indebtedness represented by notes payable and drafts accepted representing extensions of credit, (iii) the face amount of all bankers' acceptances and similar instruments, (iv) reimbursement obligations with respect to letters of credit and with respect to letters of guarantee and surety bonds, (v) all obligations (whether or not with respect to the borrowing of money) that are evidenced by bonds, debentures, notes or other similar instruments, whether or not any such instruments are convertible into capital or that are not so evidenced but that would be considered by generally accepted accounting principles to be indebtedness for borrowed money, (vi) all obligations upon which interest charges are customarily paid by that Person (including purchase money obligations), (vii) principal obligations of such Person as lessee under capital leases as determined in accordance with generally accepted accounting principles, and (viii) guarantees of any of the foregoing, but excluding, for greater certainty, current and deferred taxes;

“Information” means all information (whether oral or in writing, or stored in computerised, electronic, disk, tape, microfilm or other form) furnished by a Party, its affiliates, and their respective Representatives, and all analyses, compilations, data, studies or other documents or records prepared by a Party or its Representatives containing or based, in whole or in part, upon any such furnished information or derived from access provided by a Party, its affiliates, and their respective Representatives, and each item thereof, whether obtained before or after the date of this Agreement, but for greater clarity the term “Information” does not include information that (i) is already in the other Party’s possession, if the possession of such information is not known to the other Party to be subject to a confidentiality agreement with or other obligations of secrecy or fiduciary responsibility to the disclosing Party or another Person, (ii) becomes available to the other Party on a non-confidential basis from a source other than the disclosing Party, its affiliates, and their respective Representatives, which source to the other Party’s knowledge is not bound by a confidentiality agreement or other obligation of secrecy or fiduciary responsibility to the disclosing Party or another Person and is not otherwise under an obligation of secrecy to the disclosing Party or another Person, or (iii) is independently developed by the other Party;

“Licence” means any licence, permit, approval, right, privilege, concession or franchise issued, granted, conferred or otherwise created by a Governmental Authority;

“notice” has the meaning given to such term in Section 7.2;

“Order” means any order (including any judicial or administrative order and the terms of any administrative consent), judgement, injunction, decree, ruling or award of any court, arbitrator or Governmental Authority;

“Parties” means the Seller and the Purchaser collectively, and “Party” means either one of them;

“Permitted Encumbrance” means the security interest granted by the Seller in favour of the Purchaser in respect of the Purchased Shares in accordance with the Share Pledge Agreement;

“Person” shall be broadly interpreted and includes an individual, body corporate, partnership, joint venture, trust, association, unincorporated organization, any Governmental Authority or any other entity recognized by law;

“Promissory Note” means the demand promissory note in the principal amount of $465,000,000 issued by the Purchased Subsidiary to the Purchaser on ●, 2010;

“Purchase Price” means the amount of $100 as consideration for the purchase by the Purchaser of the Purchased Shares;

“Purchased Shares” means 100 shares issued and outstanding in the capital of the Purchased Subsidiary;

“Purchased Subsidiary” has the meaning given to such term in recital 1 of this Agreement;

“Representative” means each director, officer, employee, agent, solicitor, accountant, consultant, or financial advisor of a Party and its affiliates and all other Persons acting for or in conjunction with such Party and “Representatives” means all of the foregoing collectively;

“Share Pledge Agreement” means the share pledge agreement entered into between the Purchaser and Datawave Sciences Inc. dated ●, 2010;

“Taxes” means all taxes and similar charges of a Governmental Authority, including:

(a)
all income, franchise, capital, real property, withholding, payroll, employer health, transfer, sales, use, excise, consumption, anti-dumping, countervailing and value added taxes and all other taxes of any kind for which a Person may have any liability, whether disputed or not; and

(b)	assessments, charges, duties, rates, fees, imposts, levies or other governmental charges and interest, penalties or additions associated therewith;

“Tax Returns” means all reports, returns, declarations, remittances, filings and other documents filed or required to be filed by a Person with any Governmental Authority in respect of Taxes or in respect of or pursuant to any taxing statute; and

“Xstrata Sale Agreement” has the meaning given to such term in recital 2 of this Agreement.

1.2   Certain Rules of Interpretation

 In this Agreement:

(a)
Consent – Whenever a provision of this Agreement requires an approval or consent and such approval or consent is not delivered within the applicable time limit, then, unless otherwise specified, the party whose consent or approval is required shall be conclusively deemed to have withheld its approval or consent.

(b)
Governing Law – This Agreement is a contract made under and shall be governed by, construed and interpreted in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable herein.  The Parties irrevocably attorn to the jurisdiction of the courts of the Province of Ontario in respect of all matters arising under or in relation to this Agreement.

(c)	Headings – Headings of Articles and Sections are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

(d)	Including – Where the word “including” or “includes” is used in this Agreement, it means “including without limitation” or “includes without limitation”.

(e)
No Strict Construction – The language used in this Agreement is the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Party.

(f)	Number and Gender – Unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders.

(g)
Severability – If, in any jurisdiction, any provision of this Agreement or its application to any Party or circumstance is restricted, prohibited or unenforceable, such provision shall, as to such jurisdiction, be ineffective only to the extent of such restriction, prohibition or unenforceability without invalidating the remaining provisions of this Agreement and without affecting the validity or enforceability of such provision in any other jurisdiction and without affecting its application to other parties or circumstances.

(h)
Statutory References – A reference to a statute includes all regulations made pursuant to such statute and, unless otherwise specified, the provisions of any statute or regulation which amends, supplements or supersedes any such statute or any such regulation.

(i)	Time – Time is of the essence in the performance of the Parties’ respective obligations under this Agreement.

(j)	Currency – Unless specified otherwise, all statements or references to dollar amounts in this Agreement are to dollars of the United States of America.

1.3   Entire Agreement

This Agreement constitutes the entire agreement between the Parties with respect to the subject matter hereof and cancels and supersedes any prior understandings and agreements between the Parties with respect thereto other than the confidentiality agreement dated December 9, 2009 entered into between Goldcorp Inc. and New Gold Inc.  There are no representations, warranties, terms, conditions, opinions, advice, assertions of fact, matters, undertakings or collateral agreements, express, implied or statutory, by or between the Parties (or by any Representative thereof) other than as expressly set forth in this Agreement.

ARTICLE 2
PURCHASE AND SALE OF PURCHASED SHARES

2.1   Purchase and Sale of Purchased Shares

Subject to the terms and conditions set forth in this Agreement, the Seller hereby sells, transfer, assigns, conveys and sets over to the Purchaser, and the Purchaser hereby purchases and acquires from the Seller the Purchased Shares, free and clear of all Encumbrances (other than the Permitted Encumbrance).

2.2   Purchase Price

The consideration payable by the Purchaser to the Seller for the Purchased Shares is the Purchase Price, which shall be payable by the Purchaser to the Seller by bank draft or certified cheque in the name of the Seller.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1   Representations and Warranties of the Seller

The Seller represents and warrants to the Purchaser as follows and acknowledges that the Purchaser is relying upon such representations and warranties in entering into this Agreement.

3.1.1 Corporate Matters – Seller and the Purchased Subsidiary

(a)
Each of the Seller and the Purchased Subsidiary is a corporation duly incorporated, amalgamated or continued, as applicable, and organized and validly existing under the laws of its jurisdiction of formation.  Each of the Seller and the Purchased Subsidiary is duly qualified, authorized or licensed to conduct its business and is in good standing under the laws of (i) each jurisdiction in which it conducts its business or owns leases or has a right, title or interest in and to real property, and (ii) each other jurisdiction in which the conduct of its business or the ownership of its properties requires such qualification, authorization or licence.

(b)
No proceedings have been taken or authorized by any of the Seller or the Purchased Subsidiary, or, to their knowledge, by any other Person, with respect to the bankruptcy, insolvency, liquidation, dissolution or winding up of any of the Seller or the Purchased Subsidiary or with respect to any amalgamation, merger, consolidation, arrangement or reorganization relating to any of the Seller or the Purchased Subsidiary.

(c)
The Seller has all necessary corporate power and capacity to execute and deliver, and to observe and perform, its covenants and obligations under this Agreement and the Closing Documents to which it is a party.  The Seller has taken all corporate action necessary to authorize the execution and delivery, and the observance and performance, of its covenants and obligations under this Agreement and the Closing Documents to which it is a party and to effect the transfer of the Purchased Shares as provided under this Agreement.  The Purchased Subsidiary has taken all corporate action necessary to authorize the transfer of the Purchased Shares to the Purchaser as provided under this Agreement.

(d)
This Agreement and each of the Closing Documents to which the Seller is a party has been duly executed and delivered by the Seller and constitutes a legal, valid and binding obligation of the Seller enforceable against the Seller in accordance with its terms subject to applicable bankruptcy, insolvency, reorganization and other laws of general application limiting the enforcement of creditors’ rights generally and to the fact that specific performance is an equitable remedy available only in the discretion of the court.

(e)	Each of the Seller and the Purchased Subsidiary has all necessary corporate power and authority to own the assets currently owned by it and to carry on the business as presently carried on by it.

(f)
The Books and Records of the Purchased Subsidiary contain complete and accurate minutes of all meetings of directors and shareholders of the Purchased Subsidiary held since its date of incorporation and all such meetings were duly called and held and are otherwise complete.  The share certificate books, register of shareholders, register of transfers and register of directors of the Purchased Subsidiary are complete and accurate in all respects.

3.1.2 Absence of Conflicting Agreements

The execution and delivery of, or the observance and performance by the Seller of, any covenant, condition or obligation under this Agreement or any Closing Document to which it is a party does not, other than in respect of any provisions of the Share Pledge Agreement or a security agreement entered into by the Purchased Subsidiary, if any:

(a)	contravene or result in a material violation of or a breach or default under (with or without the giving of notice or lapse of time, or both), or in the acceleration of any obligation under:

(i)	the articles, by-laws, directors’ or shareholders’ resolutions of the Seller; or

(ii)
the provisions of any material Contract, mortgages, security document, obligation, Licence or instrument to which the Seller is a party, or by which the Seller, the Purchased Subsidiary or the Purchased Shares are bound or affected;

(b)
relieve any other party to any Contract, obligation, Licence or instrument to which the Seller or the Purchased Subsidiary is a party of that party’s obligations thereunder or enable them to terminate or accelerate their obligations thereunder; or

(c)
result in the creation or imposition of any Encumbrance on the assets, the Purchased Subsidiary or the Purchased Shares or restricts, hinders, impairs or limits the ability of the Purchased Subsidiary to conduct its business as and where it is now being conducted.

3.1.3 Consents and Approvals

No consent, approval, Order, authorization, registration or declaration of, or filing with, any Governmental Authority or other Person is required by the Seller or the Purchased Subsidiary in connection with:

(a)	the Closing;

(b)	the execution and delivery of this Agreement or any of the Closing Documents; or

(c)	the observance and performance of its obligations under this Agreement or the Closing Documents.

3.1.4 No Assets or Liabilities

Other than the El Morro Interest, the Promissory Note and a security agreement entered into by the Purchased Subsidiary, if any, the Purchased Subsidiary has no assets or liabilities, and without limitation has no Indebtedness with any corporation, bank, financial institution, Governmental Authority or any other Person and is not bound by any Contract. The Purchased Subsidiary has not, since its date of incorporation carried on any business other than the acquisition of the El Morro Interest.

3.1.5 Compliance with Applicable Laws and Licenses

The Purchased Subsidiary is and at all times has been in compliance with all Licences and all other Applicable Laws promulgated or issued by any Governmental Authority in respect of or applicable to it and its assets and properties.

3.1.6 Authorized and Issued Capital of the Purchased Subsidiary and El Morro

(a)
The authorised capital of the Purchased Subsidiary consists of 100 common shares. The Purchased Shares constitute all of the issued and outstanding shares in the capital of the Purchased Subsidiary. The Purchased Shares have been validly issued and are outstanding as fully paid and non-assessable shares, free and clear of Encumbrances and pre-emptive rights (other than the Permitted Encumbrance).

(b)	The El Morro Shares constitute 100% of the Equity Securities owned by the Purchased Subsidiary in El Morro.

(c)
There are no outstanding bonds, debentures or other evidence of indebtedness of the Purchased Subsidiary having the right to vote.  There are no outstanding contractual obligations of the Purchased Subsidiary to repurchase, redeem or otherwise acquire any outstanding Equity Securities or with respect to the voting or disposition of any outstanding Equity Securities.

3.1.7 Title to Shares

(a)
The Seller is the sole legal, beneficial and registered owner of the Purchased Shares. The Seller now has, and the Purchaser is acquiring, good and marketable title to the Purchased Shares, free and clear of all Encumbrances (other than the Permitted Encumbrance).

(b)
Other than the Share Pledge Agreement and a security agreement entered into by the Purchased Subsidiary, if any, there are no Contracts with respect to the voting, sale or transfer of any of the Purchased Shares or which prohibit, limit or would be breached by, the completion of the transactions contemplated by this Agreement.

(c)
None of the Purchased Shares is subject to any restriction, contractual or otherwise, relating to their disposition or to any right or obligation to any Person to purchase or acquire them, other than under the terms of the Share Pledge Agreement and a security agreement entered into by the Purchased Subsidiary, if any.

3.1.8 No Options

Other than, or in respect of, the Share Pledge Agreement and a security agreement entered into by the Purchased Subsidiary, if any:

(a)
No Person other than the Purchaser has any oral or written agreement, option, right, privilege or any other right capable of becoming any of the foregoing (whether legal, equitable, contractual or otherwise) for the purchase, transfer or acquisition of the Purchased Shares and none of the Purchased Shares is subject to any of the foregoing;

(b)
The Purchased Subsidiary has not entered into a Contract and has no obligations or other Contracts to issue any Equity Securities to any Person or that would prohibit, or would be breached by, the completion of the transactions contemplated by this Agreement;

(c)
None of the Purchased Shares is subject to any option, warrant, right of conversion, exchange or purchase, or any similar right or has been issued in violation of any pre-emptive rights of any Person, including any past or present shareholder of the Seller or the Purchased Subsidiary.

3.1.9 Absence of Changes

Since the date of its incorporation, no dividends or distributions have become or are payable on or in respect of the Purchased Shares and no other distribution on any of its Equity Securities has become or is payable by the Purchased Subsidiary.

3.1.10 Purchased Subsidiary and Investments

(a)
The Purchased Subsidiary does not own any subsidiaries or any Equity Securities or any ownership interest in any Person or any other assets other than the El Morro Interest owned by it, nor has it agreed to acquire any subsidiaries or the Equity Securities or any ownership interest in any Person or to acquire or lease any other business operations.

(b)
No Person has any agreement or option or any right or privilege capable of becoming an agreement or option for the purchase from the Purchased Subsidiary of any of the assets of the Purchased Subsidiary, other than as described or contemplated in this Agreement.

3.2   Representations and Warranties of the Purchaser

The Purchaser represents and warrants to the Seller as follows and acknowledges that the Seller is relying upon such representations and warranties in entering into this Agreement.

3.2.1 Corporate Matters

(a)
The Purchaser is a corporation incorporated and validly existing under the laws of Barbados.  The Purchaser is duly qualified, authorized or licensed to conduct its business and is in good standing under the laws of (i) each jurisdiction in which it conducts its business or owns leases or has a right, title or interest in and to real property, and (ii) each other jurisdiction in which the conduct of its business or the ownership of its properties requires such qualification, authorization or licence.

(b)
No proceedings have been taken or authorized by the Purchaser or, to the Purchaser’s knowledge, by any other Person, with respect to the bankruptcy, insolvency, liquidation, dissolution or winding up of the Purchaser, or with respect to the amalgamation, merger, consolidation, arrangement or reorganization relating to the Purchaser.

(c)
The Purchaser has all necessary corporate power and capacity to execute and deliver, and to observe and perform, its covenants and obligations under this Agreement and the Closing Documents to which it is a party.  The Purchaser has taken all corporate action necessary to authorize the execution and delivery, and the observance and performance, of its covenants and obligations under this Agreement and the Closing Documents to which it is a party.

(d)
This Agreement and each Closing Document to which the Purchaser is a party has been duly executed and delivered by the Purchaser, and this Agreement and each Closing Document to which the Purchaser is a party, constitutes a legal, valid and binding obligation of the Purchaser enforceable against the Purchaser in accordance with its terms subject to applicable bankruptcy, insolvency, reorganization and other laws of general application limiting the enforcement of creditors’ rights generally and to the fact that specific performance is an equitable remedy available only in the discretion of the court.

(e)	The Purchaser has all necessary corporate power and authority to own the assets currently owned by it and to carry on the business as presently carried on by it.

3.2.2 Absence of Conflicting Agreements

The execution and delivery of, or the observance and performance by the Purchaser of, any covenant, condition or obligation under this Agreement or any Closing Document to which it is a party does not contravene or result in a material violation of or a breach or default under (with or without the giving of notice or lapse of time, or both), or in the acceleration of any obligation under:

(a)	the articles, by-laws, directors’ or shareholders’ resolutions of the Purchaser; or

(b)	the provisions of any material Contract, mortgages, security document, obligation, Licence or instrument to which the Purchaser is a party, or by which the Purchaser is bound or affected.

3.2.3 Consents and Approvals

No consent, approval, Order, authorization, registration or declaration of, or filing with, any Governmental Authority or other Person is required by the Purchaser in connection with:

(a)	the Closing;

(b)	the execution and delivery of this Agreement or the Closing Documents to which it is a party; or

(c)	the observance and performance of its obligations under this Agreement or the Closing Documents to which it is a party.

3.3   Commission

Each of the Seller on the one hand, and the Purchaser on the other hand, represents and warrants to the other that the other will not be liable for any brokerage commission, finder’s fee or other similar payment in connection with the transactions contemplated hereby because of any action taken by, or agreement or understanding reached by, that Party.

3.4   Survival of Representations and Warranties

(a)
The representations and warranties of the Seller set out in Sections 3.1.4, 3.1.6 and 3.1.7 shall survive and continue in full force and effect without limitation of time and a Claim for any breach of such representations and warranties may be made at any time following the date of this Agreement, subject only to applicable limitation periods imposed by Applicable Laws.

(b)
All other representations and warranties of the Seller and the representations and warranties of the Purchaser in this Agreement or any Closing Document shall survive for a period of twelve (12) months from the date of this Agreement.

(c)	Any claim for indemnity for a breach or any representation or warranty in this Agreement or in any Closing Document must be made within the expiry period of the representation or warranty in question.

3.5   Knowledge of the Seller

Where any representation or warranty contained in this Agreement is expressly qualified by reference to the “knowledge” of the Seller, it shall be deemed to refer to the actual knowledge of any director or officer of the Seller, and all knowledge which such persons would have if it made due enquiry into the relevant subject matter having regard to their role and responsibilities as a director or officer of the Seller.

ARTICLE 4
CLOSING ARRANGEMENTS

4.1   Place of Closing

The Closing shall take place on the Closing Date at the Closing Time at the offices of Cassels Brock & Blackwell LLP, Toronto, Ontario, or at such other place as may be agreed upon by the Seller and the Purchaser.

4.2   Deliveries by the Seller

At the Closing Time, the Seller shall deliver or caused to be delivered to the Purchaser (unless previously delivered) the following documents, agreements, instruments and items, in form and substance satisfactory to the Purchaser and its legal counsel, acting reasonably:

(a)
an executed transfer agreement effecting the transfer of the Purchased Shares together with the share certificates representing the Purchased Shares duly endorsed in blank for transfer or accompanied by an executed stock transfer power of attorney;

(b)	resignations, effective as of the Closing Date, of each director and officer of the Purchased Subsidiary from whom the Purchaser requests such resignations;

(c)	mutual releases between the Purchased Subsidiary and each officer and director of the Purchased Subsidiary;

(d)	certificate of good standing of the Seller and certificate of good standing of the Purchased Subsidiary dated no earlier than five (5) Business Days prior to the Closing Date;

(e)
evidence in form satisfactory to the Purchaser, acting reasonably, that all consents, approvals, Orders and authorizations required to be obtained by the Seller for the transfer of the Purchased Shares as herein provided have been obtained;

(f)	certificates dated as of the Closing Date from the Seller in the agreed form:

(i)	to the effect that the articles and by-laws attached to the certificate are correct and complete copies of the articles and by-laws of the Seller, as in effect at the Closing Date;

(ii)
to the effect that the resolutions of the board of directors of the Seller attached to the certificate approving this Agreement and authorising signature or execution of the same and of any documents required to be signed or executed by the Seller under this Agreement is a correct and complete copy of the relevant resolutions, which are unamended; and

(iii)
attaching a copy of the signatures of the individuals authorised to sign this Agreement and/or any of the Closing Documents contemplated herein on behalf of the Seller and certifying the genuineness of such signatures;

(g)
legal opinions of counsels to the Seller pertaining to corporate and enforceability matters in respect of the Seller, incorporation and corporate matters relating to the Purchased Subsidiary and the Purchased Shares and other customary matters in form and substance reasonably satisfactory to the Purchaser and its counsel;  and

(h)
such other conveyances, transfers, approvals, documents, instruments, certificates and registrations dated as of the Closing Date as would be usual in completing transactions of the nature contemplated by this Agreement or as are, in the opinion of counsel for the Purchaser, reasonably necessary or desirable to consummate the transactions contemplated by this Agreement.

4.3   Deliveries by the Purchaser

At the Closing Time, the Purchaser shall deliver or caused to be delivered to the Seller (unless previously delivered) the following documents, agreements, instruments and items, in form and substance satisfactory to the Seller and its legal counsel, acting reasonably:

(a)	the Purchase Price, by delivering evidence of a wire transfer in immediately available funds in favour of the Seller in the amount of the Purchase Price;

(b)	certificate dated as of the Closing Date from the Purchaser in the agreed form:

(i)	to the effect that the articles and by-laws attached to the certificate are correct and complete copies of the articles and by-laws of the Purchaser as in effect at the Closing Date;

(ii)
to the effect that the resolutions of the board of directors of the Purchaser attached to the certificate approving this Agreement and authorising signature or execution of the same and of any documents required to be signed or executed by the Purchaser under this Agreement is a correct and complete copy of the relevant resolutions, unamended; and

(iii)
attaching a copy of the signatures of the individuals authorised to sign this Agreement and/or any of the documents contemplated herein on behalf of the Purchaser and certifying the genuineness of such signatures;

(c)
a legal opinion of counsel to the Purchaser pertaining to corporate and enforceability matters in respect of the Purchaser, in form and substance reasonably satisfactory to the Seller and its counsel; and

(d)
such other conveyances, transfers, approvals, documents, instruments or certificates dated as of the Closing Date as would be usual in the completing transactions of the nature contemplated by this Agreement or as are, in the opinion of counsel for the Seller, reasonably necessary or desirable to consummate the transactions contemplated by this Agreement.

4.4   Delivery of Records

On the Closing Date (or as soon thereafter as practicable), Seller shall deliver or cause to be delivered to the Purchaser all Books and Records of the Purchased Subsidiary.

ARTICLE 5
POST-CLOSING COVENANTS OF THE PARTIES

5.1   Post-Closing Taxes

(a)
The Purchaser shall cause the Purchased Subsidiary to prepare on a basis consistent with past practices all Tax Returns required to be filed from and after the Closing Time for the period following the last filed Tax Return. The Seller will prepare, on a basis consistent with past practice, any Tax Return of the Purchased Subsidiary for the period ending at the Closing Time, which Tax Returns shall be subject to review by the Purchaser, if requested.

(b)
The Purchaser shall pay all stamp duty (including fines and penalties) chargeable, payable or assessed in relation to this Agreement and the transfer of the Purchased Shares to the Purchaser, if applicable.

(c)
The Purchaser shall not assume and will not be liable for any Taxes that may be or become payable by the Seller in connection with the Closing, including any Taxes resulting from or arising as a consequence of the sale by the Seller to the Purchaser of the Purchased Shares herein contemplated.

5.2   Access

After Closing, upon reasonable written notice which shall be given at least 48 hours prior to any proposed access, the Purchaser will give, or cause to be given, to the Seller and its Representatives, access, during normal business hours, to the Books and Records and such other records, data or information in the possession or control of the Purchaser that relate to the Purchased Subsidiary and its business (whether financial, legal or otherwise) for the period prior to the Closing, and will permit such individuals to examine and copy the Books and Records and such other records, data or information all to the extent reasonably requested by the Seller and only in connection with the preparation of tax and financial reporting matters, audits, legal proceedings, governmental investigations and other business purposes in respect of periods up to and including the Closing Date.  However, the Purchaser shall not be obligated to take any action pursuant to this Section 5.2 that would unreasonably disrupt the Purchased Subsidiary or the operation of its business.  The Seller, the Purchaser and the Purchased Subsidiary will co-operate with each other in the conduct of any tax audit or similar proceedings involving or otherwise relating to the Purchased Subsidiary or the Purchased Shares in respect of periods up to and including the Closing Date.

5.3   Survival

The provisions of this Article 5 shall survive and continue in full force and effect after the Closing Date.

ARTICLE 6
INDEMNIFICATION

6.1   Definitions

As used in this Article 6:

“Claim” means any act, omission or state of facts and any demand, action, suit, proceeding, claim, assessment, judgement or settlement or compromise relating thereto which may give rise to a right to indemnification under Sections 6.2 or 6.3;

“Claim Notice” means a written notice of a Claim specifying in reasonable detail the specific basis of the Claim, the specific nature of the Losses and the estimated amount of such Losses;

“Direct Claim” means any Claim by an Indemnified Party against an Indemnifier which does not result from a Third Party Claim;

“Indemnifier” means any Party obligated to provide indemnification under this Agreement;

“Indemnified Party” means any Person entitled to indemnification under this Agreement;

“Indemnity Payment” means any amount of Loss required to be paid pursuant to Sections 6.2 or 6.3;

“Loss” means any and all actual loss, liability, damage, cost, expense, charge, fine, penalty or assessment, resulting from or arising out of any Claim, including the costs and expenses of any action, suit, proceeding, demand, assessment, judgement, settlement or compromise relating thereto and all interest, fines and penalties and reasonable legal fees and expenses incurred in connection therewith, but excluding any indirect, consequential, special, punitive or exemplary damages including loss of profit or revenue, any multiple of reduced cash flow, interference with operations, or loss of lenders, investors or Purchaser; and

“Third Party Claim” means any Claim asserted against an Indemnified Party that is paid or payable to, or claimed by, any Person who is not a Party or an affiliate of a Party.

6.2   Indemnification by Seller

The Seller shall indemnify, defend and save harmless the Purchaser and its directors and officers from and against any and all Loss suffered or incurred by them, as a result of, or arising in connection with:

(a)
any breach of a representation or warranty or any false statement made or given by the Seller in this Agreement or in any Closing Document in respect of which a Claim Notice is properly given to the Seller within the survival period set forth in Section 3.4 with respect to such representation, warranty or statement; or

(b)	any failure by the Seller to observe or perform any covenant or obligation contained in this Agreement or in any Closing Document.

6.3   Indemnification by the Purchaser

The Purchaser shall indemnify, defend and save harmless the Seller and its directors and officers from and against any and all Loss suffered or incurred by them, as a result of, or arising in connection with:

(a)
any breach of a representation or warranty or any false statement made or given by the Purchaser in this Agreement or in any Closing Document in respect of which a Claim Notice is properly given to the Purchaser within the survival period set forth in Section 3.4 with respect to such representation, warranty or statement; or

(b)	any failure by the Purchaser to observe or perform any covenant or obligation contained in this Agreement or in any Closing Document.

6.4   Agency for Representatives

Each of the Purchaser and the Seller agrees that it accepts each indemnity in favour of its Representatives as agent and trustee of each such Representatives.  Each Party agrees that an Indemnified Party may enforce an indemnity in favour of any of that Party’s Representatives on behalf of each such Representatives.

6.5   Indemnification Procedure

6.5.1 Procedures for Third Party Claims.

(a)
Promptly after receipt by an Indemnified Party of notice of a Third Party Claim, such Indemnified Party shall provide a Claim Notice to the Indemnifier within five (5) days after the Indemnified Party’s receipt of notice of the Third Party Claim.

(b)
The Indemnifier shall have the right, upon written notice delivered to the Indemnified Party within thirty (30) days after receipt of the Claim Notice, to assume the defence of such Third Party Claim, including the employment of counsel reasonably satisfactory to the Indemnified Party and the payment of the reasonable fees and disbursements of such counsel.  The Indemnified Party shall co-operate in good faith in the defence of each Third Party Claim, even if the defence has been assumed by the Indemnifier and may participate in such defence assisted by counsel of its own choice at its own expense.

(c)
If the Indemnifier declines or fails to assume the defence of the Third Party Claim on the terms provided above within such thirty (30) day period, the Indemnified Party may, at its option, employ counsel to represent or defend it in any such Third Party Claim and, if such Third Party Claim is a matter with respect to which the Indemnified Party is entitled to receive payment from the Indemnifier for the Loss in question, the Indemnifier will pay the reasonable fees and disbursements of such counsel as incurred; provided, however, that the Indemnifier will not be required to pay the fees and disbursements of more than one (1) counsel for all Indemnified Parties in any jurisdiction in any single Third Party Claim.

(d)
In any Third Party Claim with respect to which indemnification is being sought hereunder, the Indemnified Party or the Indemnifier, whichever is not assuming the defence of such action, shall have the right to participate in such matter and to retain its own counsel at such Party’s own expense.  The Indemnifier and the Indemnified Party, as the case may be, shall at all times use all reasonable efforts to keep each other reasonably apprised of the status of any matter the defence of which they are maintaining and to co-operate in good faith with each other with respect to the defence of any such matter.

(e)
The Indemnified Party may not make any admission of liability or settle or compromise any Third Party Claim or consent to the entry of any judgement with respect to such Third Party Claim without the prior written consent of the Indemnifier, such consent not to be unreasonably withheld or delayed. Without the prior written consent of the Indemnified Party, the Indemnifier shall not enter into any compromise or settlement of any Third Party Claim which would lead to liability or create any financial or other material obligation on the part of the Indemnified Party.

6.5.2 Failure to Give Timely Notice of Third Party Claim

The failure to provide a Claim Notice of a Third Party Claim to the Indemnifier shall relieve the Indemnifier from liability under this Agreement with respect to such Third Party Claim only if, and only to the extent that, such failure to provide a Claim Notice to the Indemnifier results in (i) the forfeiture by the Indemnifier of rights and defences otherwise available to the Indemnifier with respect to such Third Party Claim, (ii) material prejudice to the Indemnifier with respect to such Third Party Claim, or (iii) the loss of any right by the Indemnifier to recover any payment under its applicable insurance coverage.

6.5.3 Procedures for Direct Claims

Any Direct Claim shall be asserted by giving the Indemnifier reasonably prompt written notice thereof, but in any event not later than sixty (60) days after the Indemnified Party becomes aware of the facts and circumstances that would give rise to such Direct Claim.  The Indemnifier shall then have a period of thirty (30) days within which to respond in writing to such Direct Claim.  If the Indemnifier does not so respond within such thirty (30)-day period, the Indemnifier shall be deemed to have rejected such Claim, and in such event the Indemnified Party shall be free to pursue such remedies as may be available to the Indemnified Party.

ARTICLE 7
GENERAL

7.1   Expenses

Each party shall be responsible for all costs and expenses incurred by such Party in connection with the execution, delivery and performance of this Agreement.

7.2   Notices

7.2.1 Method of Delivery.

All notices given hereunder must be in writing and may be delivered by personal delivery, facsimile transmission or electronic mail to the following address or to such other address or addresses as each Party advises the other Party in writing from time to time and shall be effective upon the date of delivery, if delivered during the recipient’s normal business hours, or on the next Business Day if delivered after the recipient’s normal business hours:

(a)	To the Purchaser:

c/o Goldcorp Inc.
Suite 3400-666 Burrard Street
Vancouver, British Columbia
V6C 2X8

Attention:                      Charles Jeannes, President and CEO
Facsimile:                      604 696-3001
Email:                                chuck.jeannes@goldcorp.com

With a copy (which shall not constitute notice) to:

Goldcorp Inc.
Suite 3400-666 Burrard Street
Vancouver, British Columbia
V6C 2X8

Attention:                     David Deisley, Vice President, General Counsel
Facsimile:                      604 696-3001
Email:                             david.deisley@goldcorp.com

and

Cassels Brock & Blackwell LLP
2100 Scotia Plaza
40 King Street West
Toronto, Ontario
M5H 3C2

Attention:                     Paul Stein
Facsimile:                      (416) 350-6949
Email:                              pstein@casselsbrock.com

(b)	To the Seller:

c/o New Gold Inc.
Suite 3110-666 Burrard Street
Vancouver, British Columbia
V6C 2X8

Attention:                      Corporate Secretary
Facsimile:                       604 494-4110

With a copy to:

Lawson Lundell
Suite 1600, Cathedral Place
925 West Georgia Street
Vancouver, British Columbia
V6C 3L2

Attention:                      Neil Marshall
Facsimile:                      (604) 669-1620
E-mail:                             nmarshall@lawsonlundell.com

7.3   Confidentiality and Public Announcements

No Party shall make any public statement or issue any press release concerning the transactions contemplated by this Agreement without the prior written consent of the other Party except as may be necessary, in the opinion of counsel to the Party making such disclosure, to comply with the requirements of all Applicable Laws.  If any such public statement or release is so required, the Party making such disclosure shall consult with the other Party prior to making such statement or release, and the Parties shall use all reasonable efforts, acting in good faith, to agree upon a text for such statement or release which is satisfactory to all Parties.  In the event that a Party becomes legally compelled to make any public statement or issue a press release, such Party shall provide the other Party with prompt written notice so that the other Party may seek a protective order or other appropriate remedy and/or waive compliance with this Section 7.3.  Such Party shall consent to and assist the other Party in obtaining any protective order or other appropriate remedy that the other Party or any of its affiliates may seek for the purpose of delaying or obtaining an exemption from the requirement to make the public statement or issue the press release in question.  In the event that such protective order or other remedy is not obtained, or that the other Party waives compliance with this Section 7.3, the Party shall make or issue only that portion of the public statement or the press release which the Party is advised by written opinion of its counsel is legally required and the Party shall use its reasonable commercial efforts to obtain a protective order or other reliable assurance that the public statement or press release shall be accorded confidential treatment.

7.4   Amendment

This Agreement may be amended, modified or supplemented only by the written agreement of the Parties.

7.5   Waiver of Rights

Any waiver of, or consent to depart from, the requirements of any provision of this Agreement shall be effective only if such waiver is in writing and signed by the Party giving such waiver, and only in the specific instance and for the specific purpose for which it has been given.  No failure on the part of any Party to exercise, and no delay in exercising, any right under this Agreement shall operate as a waiver of such right.  No single or partial exercise of any such right shall preclude any other or further exercise of such right or the exercise of any other right.

7.6   Assignment

No Party may assign any rights or benefits under this Agreement to any Person without the prior written consent of the other Party.  Each Party agrees to perform its obligations under this Agreement itself, and not to arrange in any way for any other Person to perform those obligations.  No assignment of benefits or arrangement for substituted performance by one Party shall be of any effect against the other Party except to the extent that other Party has consented to it in writing.  This Agreement shall enure to the benefit of and be binding upon the Parties and their respective successors (including any successor by reason of amalgamation or statutory arrangement of any Party) and permitted assigns.

7.7   Tender

Except as expressly provided in this Agreement, any tender of documents or money hereunder may be made upon the relevant Party or its counsel and money shall be tendered by wire transfer of immediately available funds to such bank account as shall be designated in writing by the recipient at least three (3) Business Days prior to the payment date, or to the trust account of the recipient Party’s solicitor if the recipient has not designated an account by that time.

7.8   Third Party Beneficiaries

Nothing in this Agreement or in any Closing Document is intended expressly or by implication to, or shall, confer upon any Person other than the Parties and their Representatives, any rights or remedies of any kind.

7.9   Further Assurances

Each Party shall do such acts and shall execute such further documents, conveyances, deeds, assignments, transfers and the like, and will cause the doing of such acts and will cause the execution of such further documents as are within its power as any other Party may in writing at any time and from time to time reasonably request be done and or executed, in order to give full effect to the provisions of this Agreement and each Closing Document.

7.10   Counterparts

This Agreement may be executed in any number of counterparts.  Each executed counterpart shall be deemed to be an original.  All executed counterparts taken together shall constitute one agreement.

7.11   Facsimile Execution

To evidence the fact that it has executed this Agreement, a Party may send a copy of its executed counterpart to all other Parties by facsimile transmission.  Each Party shall be deemed to have executed this Agreement on the date it sent such facsimile or other form of electronic Transmission.  In such event, such Party shall forthwith deliver to the other Party the counterpart of this Agreement executed by such Party.

IN WITNESS WHEREOF this Share Purchase Agreement has been executed by the parties hereto.

DATAWAVE SCIENCES INC.
By:
Name:
Title:

By:
Name:
Title:

[BARBCO]
By::
Name:
Title:
By:
Name:
Title:

SCHEDULE A

COPY OF PROMISSORY NOTE AND

SHARE PLEDGE AGREEMENT

SCHEDULE “D”

FORM OF CONSTRUCTION DECISION GUARANTEE

CONSTRUCTION DECISION AGREEMENT

THIS CONSTRUCTION DECISION GUARANTEE is dated as of the ____ day of                       , 2010.

BETWEEN:

NEW GOLD INC., a corporation incorporated under the laws of the Province of British Columbia

(hereinafter referred to as “New Gold”),

-and-

DATAWAVE SCIENCES INC., a corporation incorporated under the laws of the British Virgin Islands

(hereinafter referred to as “Datawave”),

-and-

GOLDCORP INC., a corporation incorporated under the laws of the Province of Ontario,

(hereinafter referred to as “Goldcorp”).

WITNESSES THAT:

WHEREAS pursuant to an acquisition and funding agreement dated January 6, 2010 among New Gold, Datawave, Inversiones El Morro Limitada and Goldcorp (the “A&F Agreement”), as a condition precedent for the completion of the Transactions (as defined in the A&F Agreement), Goldcorp agreed to execute and deliver this Construction Decision Guarantee (as the same may be amended or replaced from time to time, the “Guarantee”) on the terms and as hereinafter provided.

NOW THEREFORE, in consideration of the premises and agreements herein provided and of other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged by each party), Goldcorp hereby agrees as follows:

1.   Construction Decision Guarantee

Subject to the provisions of Section 4, Goldcorp hereby unconditionally and irrevocably agrees that within 60 days (the “Construction Decision Deadline”) following receipt of all permits and approvals required to construct and operate a mine (the “Mine”) on the mining property known as “El Morro” (the “Project”) owned by Sociedad Contractual Minera El Morro (the “Company”), a corporation incorporated under the laws of Chile,  it shall and shall cause the Company to (i) make and announce a positive construction decision with respect to the Project, and (ii) commence construction of the Mine.

2.   Default

Subject to the provisions of Section 4, in the event that Goldcorp has not made and announced a positive construction decision and commenced construction of the Mine on or before the Construction Decision Deadline as provided in Section 1, Goldcorp shall pay to Datawave an amount of US$1,500,000 per month until such decision is made and announced and construction of the Mine has commenced, for a maximum of 24 months. Notwithstanding the payments provided by the preceding sentence, Goldcorp shall, and shall cause the Company to, at all times diligently and expeditiously pursue the issuance of all permits and approvals required to construct and operate the Mine.

3.   Recourse and Remedies

The parties hereby acknowledge and agree that the recourse of New Gold and Datawave against Goldcorp under this Guarantee for failure by Goldcorp to comply with its obligations under Section 1 hereunder will be solely and exclusively limited to the payment of the amounts set out in Section 2 and no recourse for any such purpose may be had nor will judgement be issued or other proceeds levied in excess of such amounts against any other assets or rights of Goldcorp.

4.   Force Majeure

(a)
For purposes of this Guarantee, “Force Majeure” means any unforeseeable event which is not within the reasonable control of Goldcorp invoking its application to excuse non-performance hereunder, which could not have been prevented by the exercise of reasonable diligence by Goldcorp, including, without limitation, war, hostility, military operation of any character, civil commotion, sabotage, quarantine restriction, power shortage, landslide, acts of God, acts of government (including, without limitation, the imposition by any governmental authority of any export restriction or any other restriction preventing mine owners from exporting minerals and from receiving payment for mineral sales, whether in local or other currency, in an amount equal to the international market price for such minerals), fire, floods, explosions, epidemic, strikes or other labour trouble, actions by indigenous people’s groups, embargoes or the occurrence of economic factors relating to the mining industry generally (including without limitation metal and other commodity prices, and labour or material costs), which economic factors do not affect Goldcorp in a manner which is disproportionate to its competitors, as a result of which a positive construction decision and the commencement of construction would be commercially unreasonable; provided however that for greater certainty Goldcorp’s lack of funds or credit shall not constitute Force Majeure.

(b)
If Goldcorp is delayed or prevented to meet its obligations under Section 1 of this Guarantee within the time prescribed, and such delay or failure is caused by an event of Force Majeure, such delay or failure shall be deemed not to constitute a breach by Goldcorp of its obligations under such Section 1 and the time for performing its obligations and the Construction Decision Deadline shall be extended by a period of time equal to the length of time during which such event of Force Majeure prevents or delays performance of Goldcorp’s obligations under Section 1.

(c)
If Goldcorp desires to invoke Force Majeure, Goldcorp shall give notice to New Gold and Datawave of the commencement of the event of Force Majeure and reasonable evidence of such event and the actions Goldcorp intends to take to attempt to cure it.  Goldcorp shall use reasonable efforts to put itself in a position to carry out its obligations under this Agreement, but shall not be obligated, however, to settle labour disputes or actions taken by or on behalf of indigenous groups.

(d)
If Goldcorp invokes Force Majeure it shall provide ongoing periodic notices in writing to New Gold with respect to such events of Force Majeure, during the period of Force Majeure and shall provide prompt notice in writing to New Gold upon the termination of the event of Force Majeure.

5. Miscellaneous

(a)	This Guarantee shall be binding on and enure to the benefit of the parties and their respective successors and permitted assigns.

(b)	Time is of the essence of this Agreement.

(c)	This Guarantee shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

(d)
This Guarantee constitutes the entire agreement between New Gold, Datawave and Goldcorp with respect to the subject matter hereof and cancels and supersedes any prior understandings and agreements between such parties with respect thereto. There are no representations, warranties, terms, conditions, undertakings or collateral agreements, express, implied or statutory, between the parties except as expressly set forth herein.

(e)
This Agreement may be executed in one or more counterparts, whether composed of original signatures or facsimile signatures, each of which will constitute an original, all of which together will be but a single document.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first above written.

NEW GOLD INC.
Per:
Name:
Title:
Per:
Name:
Title:

DATAWAVE SCIENCES INC.
Per:
Name:
Title:
Per:
Name:
Title:

GOLDCORP INC.
Per:
Name:
Title:
Per:
Name:
Title:
I/We have authority to bind the Corporation